Exhibit 99.1

Management’s Report

The accompanying consolidated financial statements of Lundin Mining Corporation and other information contained in the management’s discussion and analysis are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and include some amounts that are based on management’s estimates and judgment.

The Board of Directors carries out its responsibility for the financial statements principally through its audit committee, which is comprised solely of independent directors. The audit committee reviews the Company’s annual consolidated financial statements and recommends their approval to the Board of Directors. The Company’s auditors have full access to the audit committee, with and without management being present. These consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants.

(Signed) Philip J. Wright	(Signed) Marie Inkster

President and Chief Executive Officer	Chief Financial Officer

Toronto, Ontario, Canada
February 24, 2010

Auditors’ Report

To the Shareholders of
Lundin Mining Corporation

We have audited the accompanying consolidated balance sheets of Lundin Mining Corporation as at December 31, 2009 and 2008 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario, Canada
February 24, 2010

Lundin Mining Corporation
CONSOLIDATED BALANCE SHEETS
As at December 31, 2009 and 2008
(in thousands of US dollars)	2009	2008

ASSETS
Current
Cash and cash equivalents (Note 4)	$141,575	$169,698
Accounts receivable	195,370	74,411
Inventories (Note 5)	27,519	40,081
Prepaid expenses	3,541	8,052
	368,005	292,242
Reclamation funds and restricted cash	67,076	58,385
Mineral properties, plant and equipment (Notes 6, 10)	1,310,287	1,351,584
Investment in Tenke Fungurume (Note 7)	1,633,740	1,576,743
Investments and other assets (Note 8)	42,508	66,987
Future income tax assets (Note 11)	68,707	52,102
Goodwill (Notes 9, 10)	249,820	242,519
Assets of discontinued operations (Note 20)	-	63,940
	$3,740,143	$3,704,502
LIABILITIES
Current
Accounts payable	$59,473	$151,087
Accrued liabilities (Note 12)	48,235	44,353
Income taxes payable	14,657	1,648
Current portion of long-term debt and capital leases (Note 13)	2,536	306,973
Current portion of asset retirement obligations (Note 18)	5,830	-
Current portion of deferred revenue (Note 15)	5,667	3,465
Derivative contracts (Note 16)	40,557	-
	176,955	507,526
Long-term debt and capital leases (Note 13)	188,352	8,243
Other long-term liabilities (Note 14)	11,936	16,252
Deferred revenue (Note 15)	72,230	75,665
Provision for pension obligations (Note 17)	16,385	14,359
Asset retirement obligations and other provisions (Note 18)	120,954	109,530
Future income tax liabilities (Note 11)	238,089	262,650
Liabilities of discontinued operations (Note 20)	-	106,553
	824,901	1,100,778
SHAREHOLDERS' EQUITY
Share capital (Note 19)	3,480,487	3,331,309
Contributed surplus	30,415	24,758
Accumulated other comprehensive income	265,051	182,074
Deficit	(860,711)	(934,417)
	2,915,242	2,603,724
	$3,740,143	$3,704,502

Commitments and contingencies (Note 22)
See accompanying notes to consolidated financial statements

Approved by the Board of Directors

(Signed) Lukas H. Lundin	(Signed) Dale C. Peniuk
Director	Director

Lundin Mining Corporation
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2009 and 2008
(in thousands of US dollars, except for shares and per share amounts)

	2009	2008

Sales	$745,989	$835,294

Operating costs	(340,321)	(436,633)
Accretion of asset retirement obligations and other provisions (Note 18)	(6,918)	(25,931)
Selling, general and administration	(19,960)	(39,556)
Stock-based compensation (Note 19b)	(5,629)	(9,926)
Income from continuing operations before undernoted	373,161	323,248

Depreciation, depletion and amortization	(170,004)	(202,317)
General exploration and project investigation	(22,645)	(38,876)
Interest and bank charges	(15,027)	(14,725)
Foreign exchange gain (loss)	14,430	(14,726)
Loss on derivative contracts (Note 16)	(61,496)	(91)
Income (loss) from equity investment in Tenke Fungurume (Note 7)	297	(2,171)
Goodwill and long-lived assets impairment (Notes 9, 10)	(53,042)	(760,188)
Impairment of available-for-sale ("AFS") securities (Note 8a)	-	(144,077)
Gain (loss) on sale of AFS securities (Note 8a)	11,951	(1,320)
Loss on sale of investment (Note 8b)	(18,661)	-
Other income and expenses	5,900	4,796
Income (loss) from continuing operations before income taxes	64,864	(850,447)

Current income tax expense (Note 11)	(51,106)	(29,677)
Future income tax recovery (Note 11)	54,375	160,130
Income (loss) from continuing operations	68,133	(719,994)
Gain (loss) from discontinued operations, net of income taxes (Note 20)	5,573	(237,067)
Net income (loss)	$73,706	$(957,061)

Basic and diluted income (loss) per share from
Continuing operations	$0.12	$(1.82)
Discontinued operations	0.01	(0.60)
Basic and diluted income (loss) per share	$0.13	$(2.41)

Weighted average number of shares outstanding
Basic	550,000,833	396,416,414
Diluted	550,045,231	396,416,414

See accompanying notes to consolidated financial statements

Lundin Mining Corporation
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the years ended December 31, 2009 and 2008
(in thousands of US dollars)

	2009	2008
Net income (loss)	$73,706	$(957,061)
Other comprehensive income (loss), net of taxes
Changes in the fair value of AFS securities	38,274	(128,793)
Reclassification adjustment of gains and losses included in net income (loss)	(8,506)	(263)
Impairment of AFS securities	-	143,222
Cumulative foreign currency translation adjustment	53,209	(103,393)
	82,977	(89,227)
Comprehensive income (loss)	$156,683	$(1,046,288)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2009 and 2008
(in thousands of US dollars, except share amounts)

				Accumulated
				Other	Retained
	Number of	Share	Contributed	Comprehensive	Earnings
	Shares	Capital	Surplus	Income	(Deficit)	Total

Balance, December 31, 2007	392,489,131	$3,233,682	$14,179	$271,301	$22,644	$3,541,806
Exercise of stock options	97,848	920	(301)	-	-	619
Stock-based compensation	-	-	10,880	-	-	10,880
Reclassification adjustment of losses
included in net loss	-	-	-	(263)	-	(263)
Changes in the fair value of AFS securities	-	-	-	(128,793)	-	(128,793)
Impairment of AFS securities	-	-	-	143,222	-	143,222
Normal Course Issuer Bid share buyback	(2,150,700)	(14,654)	-	-	-	(14,654)
Private placement	96,997,492	111,361	-	-	-	111,361
Net loss	-	-	-	-	(957,061)	(957,061)
Effects of foreign currency translation	-	-	-	(103,393)	-	(103,393)
Balance, December 31, 2008	487,433,771	$3,331,309	$24,758	$182,074	$(934,417)	$2,603,724
Exercise of stock options and SARs	158,693	354	(26)	-	-	328
Stock-based compensation	-	-	5,683	-	-	5,683
Reclassification adjustment of gains
included in net income	-	-	-	(8,506)	-	(8,506)
Changes in the fair value of AFS securities	-	-	-	38,274	-	38,274
Issuance of common shares, net of costs	92,000,000	148,824	-	-	-	148,824
Net income	-	-	-	-	73,706	73,706
Effects of foreign currency translation	-	-	-	53,209	-	53,209

Balance, December 31, 2009	579,592,464	$3,480,487	$30,415	$265,051	$(860,711)	$2,915,242

See accompanying notes to consolidated financial statements

Lundin Mining Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2009 and 2008
(in thousands of US dollars)

	2009	2008
Cash provided by (used in)
Operating activities
Net income (loss)	$73,706	$(957,061)
Items not involving cash
Accretion of asset retirement obligations	4,984	4,016
Provision for severance and closure costs	1,934	21,915
Stock-based compensation	5,629	9,926
Depreciation, depletion and amortization	170,004	202,317
Unrealized foreign exchange (gain) loss	(33,400)	17,815
Unrealized loss (gain) on derivative contracts	41,059	(10,503)
(Income) loss from equity investment in Tenke Fungurume	(297)	2,171
Goodwill and long-lived asset impairment	53,042	970,660
Impairment of AFS securities	-	144,077
(Gain) loss on sale of AFS securities	(11,951)	1,320
Loss on sale of investment	18,661	-
Future income tax recovery	(54,375)	(134,122)
Gain on disposition of Aljustrel	(5,573)	-
Provision for pension obligations	1,615	1,651
Recognition of deferred revenue	(5,689)	(6,796)
Other	1,048	3,668
Reclamation payments and other closure costs	(20,647)	(3,811)
Reclamation fund contributions	(2,309)	(780)
Pension payments	(790)	(785)
Changes in non-cash working capital items	(99,256)	(50,649)
	137,395	215,029
Investing activities
Investment in mineral properties, plant and equipment	(128,319)	(274,446)
Investment in Tenke Fungurume	(56,700)	(264,100)
Investments in AFS securities	(2,936)	(4,675)
Proceeds from sale of investments and other assets	23,051	48,904
Cash outlay on disposition of Aljustrel	(20,979)	-
Other	57	10,024
	(185,826)	(484,293)
Financing activities
Debt repayments	(164,547)	(136,010)
Proceeds from long-term debt	39,483	374,458
Common shares issued	149,258	111,980
Common share buyback	-	(17,974)
Other	(421)	-
	23,773	332,454
Effect of foreign exchange on cash balances	(3,465)	(26,105)
(Decrease) increase in cash and cash equivalents during the year	(28,123)	37,085
Cash and cash equivalents, beginning of year	169,698	133,207
Cash and cash equivalents, discontinued operations	-	(594)
Cash and cash equivalents, end of year	$141,575	$169,698

Supplemental cash flow information (Note 26)
See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

1.	NATURE OF OPERATIONS

Lundin Mining Corporation (the “Company”) is a diversified Canadian base metals mining company with operations in Portugal, Sweden, Spain and Ireland, producing copper, zinc, lead and nickel.

The Company’s principal operating mine assets include the Neves-Corvo copper/zinc mine, located in Portugal, the Zinkgruvan zinc/lead mine, located in Sweden, the Aguablanca nickel/copper mine, located in Spain, and a 24.75% equity accounted interest in the Tenke Fungurume copper/cobalt mine in the Democratic Republic of Congo (“DRC”). In addition, the Company holds development projects at its Zinkgruvan and Neves-Corvo mines.

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

The presentation currency of the Company is US dollars. All amounts are in US dollars unless otherwise indicated.

Comparative Figures

Comparative figures have been adjusted to conform to changes in presentation in these consolidated financial statements where required.

Use of Estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Management exercises significant judgment in the determination of the following estimates:

  the amounts of ore reserves and resources used in the evaluation of carrying values, amortization rates and the timing of cash flows;

  quantities and net realizable value of inventories;

  contingent liabilities;

  tax provisions and future income tax balances;

  useful economic life of plant and equipment;

  costs of asset retirement obligations and other mine closure obligations;

  stock-based compensation measurements;

  financial and derivative instruments valuations;

  assumptions used in impairment testing of all assets;

  determination of reporting units and the valuation of reporting units for goodwill determination; and

  valuation of mineral exploration and development properties.

Actual results could differ from estimates made by management during the preparation of these consolidated financial statements, and those differences may be material.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

Significant Accounting Policies

The significant accounting policies used in these consolidated financial statements are as follows:

(a)

Subsidiaries, variable interest entities and investments

Investments over which the Company holds a controlling interest are consolidated in these financial statements. The Company consolidates subsidiaries and entities that are subject to control on a basis of ownership of a majority of the voting interests, or variable interest entities.

Investments over which the Company has the ability to exercise significant influence are accounted for by the equity method. Under this method, the investment is initially recorded at cost and adjusted thereafter to record the Company’s share of post acquisition earnings or loss of the investee as if the investee had been consolidated. The carrying value of the investment is also increased or decreased to reflect the Company’s share of capital transactions, including amounts recognized in other comprehensive income, and for accounting changes that relate to periods subsequent to the date of acquisition. When there is a loss in value of an equity accounted investment which is other than temporary, the investment is written down to recognize the loss by a charge included in net income.

(b)

Translation of foreign currencies

The accounts of self-sustaining foreign operations are translated into US dollars at year-end exchange rates, and revenues and expenses and cash flows are translated at the average exchange rates. Differences arising from these foreign currency translations are recorded as cumulative foreign currency translation adjustments within other comprehensive income and as accumulated other comprehensive income until they are realized by a reduction in the investment.

For integrated foreign operations, monetary assets and liabilities are translated into US dollars at year-end exchange rates and non-monetary assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at average exchange rates, except for items related to non-monetary assets and liabilities, which are translated at historical rates. Gains or losses on translation of monetary assets and monetary liabilities are included in net income.

The measurement or functional currencies of all material subsidiaries is the local currency.

(c)

Cash and cash equivalents

Cash and cash equivalents comprise cash on deposit with banks, and highly liquid short-term interest bearing investments with a term to maturity at the date of purchase of 90 days or less.

(d)

Inventories

Ore stockpile and concentrate stockpile inventories are valued at the lower of production cost and net realizable value. Production costs include direct costs of materials and labour related directly to mining and processing activities, including production phase stripping costs, depreciation and amortization of property, plant and equipment directly involved in the related mining and production process, amortization of any stripping costs previously capitalized and directly attributable overhead costs. Materials and supplies inventories are valued at average cost less allowances for obsolescence.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

(e)

Mineral properties

Mineral properties are carried at cost less accumulated depletion and any accumulated impairment charges. Mineral property expenditures include:

i.

Acquisition costs consist of payments for property rights and leases, including the estimated fair value of exploration properties acquired as part of a business acquisition or the acquisition of a group of assets.

ii.

Exploration and evaluation costs incurred on an area of interest once a determination has been made that a property has potential economically recoverable resources and there is a reasonable expectation that costs can be recovered by future exploitation or sale of the property. Exploration and evaluation expenditures made prior to a determination that a property has economically recoverable resources are expensed as incurred.

iii.

Development costs incurred on an area of interest once management has determined that, based on a feasibility study, a property is capable of economical commercial production as a result of having established a proven and probable reserve, are capitalized as development expenses. Development costs are directly attributable to the construction of a mine. When additional development expenditures are made on a property after commencement of production, the expenditure is deferred as mineral property expenditures when it is probable that additional economic benefit will be derived from future operations.

iv.

Stripping costs represent the cost incurred to remove overburden and other waste materials to access ore. Stripping costs incurred prior to the production phase of a mine are capitalized and included as part of mineral property costs. During the production phase, stripping costs, which represent a betterment of the mineral property, are capitalized.  Capitalized stripping costs are amortized on a unit-of-production basis over the proven and probable reserves to which they relate. All other stripping costs incurred during the production phase of a property are accounted for as variable production costs and are included in the cost of inventory produced during the period in which the cost is incurred.

v.

Pre-production expenditures net of the proceeds from sales generated, if any, relating to any one area of interest are capitalized as mineral property expenditures until such time as production rates achieve sustained commercial production levels. Once a mining operation has achieved commercial production, mineral property for each area of interest is depleted on a unit-of-production basis using proven and probable reserves.

(f)

Plant and equipment

Plant and equipment are carried at cost less accumulated depreciation and any accumulated impairment charges. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset, or over the estimated remaining life of the mine if shorter, as follows:

Years
Buildings	20 - 50
Plant and machinery	5 - 20
Equipment	5

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

(g)

Mining equipment under capital lease

Leases that transfer substantially all of the property ownership benefits and risks to the Company are accounted for as capital leases. At the time a capital lease is entered into, the asset is recorded together with the related long-term obligation and is amortized on a straight line basis over its estimated useful life but not to exceed the life of mine. The interest portion of the lease payments are charged to net income as incurred.

(h)

Impairment assessment

The Company performs impairment tests on its mineral properties, including exploration and development properties, plant and equipment, when events or changes in circumstances indicate that the carrying values of these assets may not be recoverable. These tests require the comparison of the expected undiscounted future cash flows derived from these assets with the carrying value of the assets. If shortfalls exist, the assets are written down to fair value, determined primarily using discounted cash flow methods.

(i)

Interest capitalization

Interest and financing costs on debt or other liabilities that can be attributed to specific projects and that are incurred during the development or construction period are capitalized as a cost of the asset under development or construction.

(j)

Goodwill

Acquisitions of businesses are accounted for using the purchase method of accounting whereby all identifiable assets and liabilities are recorded at their fair values as at the date of acquisition. Any excess purchase price over the aggregate fair value of net assets plus or minus the amounts recognized for future income taxes is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of the assets and liabilities and related future income tax balances of the reporting unit at the date of acquisition. Goodwill is not amortized.

Goodwill is tested annually for impairment or more frequently if current events or changes in circumstances indicate that the carrying value of the goodwill of a reporting unit may exceed its fair value. A two-step impairment test is used to identify potential impairment in goodwill and to measure the amount of goodwill impairment, if any. In the first step, the fair value of a reporting unit is compared with its carrying value, including goodwill. When the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not undertaken. When the carrying value of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill (determined on the same basis as the value of goodwill is determined in a business combination) is compared with its carrying value to measure the amount of the impairment loss, if any. When the carrying value of reporting unit goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

(k)

Derivatives

The Company may enter into derivative instruments to mitigate exposures to commodity price and currency exchange rate fluctuations. Unless the derivative instruments qualify for hedge accounting, and management undertakes appropriate steps to designate them as such, they are designated as held-for-trading and recorded at their fair value with realized and unrealized gains or losses arising from changes in the fair value recorded in the statement of operations. Fair values for derivative instruments held-for-trading are determined using valuation techniques. The valuations use assumptions based on prevailing market conditions on the reporting date. Realized gains and losses are recorded as a component of operating cash flows.

Embedded derivatives identified in non-derivative instrument contracts are recognized separately unless closely related to the host contract.

All derivative instruments, including certain embedded derivatives that are separated from their host contracts, are recorded on the consolidated balance sheets at fair value and mark to market adjustments on these instruments are included in the consolidated statements of operations.

(l)

Deferred revenue

Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver silver contained in concentrate at contracted prices. As deliveries are made, the Company records a portion of the deferred revenue as sales, based on a proportionate share of deliveries made compared with the total estimated contractual commitment.

(m)

Provision for pension obligations

The Company’s Zinkgruvan mine has an unfunded defined benefit pension plan. The cost of the defined benefit pension plan is determined periodically by independent actuaries. The actuarial valuation is based on the projected benefit method pro-rated on service (which incorporates management’s best estimate of future salary levels, retirement ages of employees and other actuarial factors). Each year actuarial gains and losses are calculated and accumulated actuarial gains and losses are amortized over the estimated remaining period of services to be received.

Payments to defined contribution plans are expensed when employees render service entitling them to the contribution.

(n)

Asset retirement obligations

The Company records the fair value of its asset retirement obligations as a long-term liability as incurred and records an increase in the carrying value of the related asset by a corresponding amount. In subsequent periods, the carrying value of the liability is accreted by a charge to the statement of operations to reflect the passage of time and the liability is adjusted to reflect any changes in the timing or amount of the underlying future cash flows. Charges for accretion and asset retirement obligation expenditures are recorded as operating activities.

Changes to the obligation resulting from any revisions to the timing or amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease in the asset retirement obligation, and a corresponding change in the carrying value of the related long-lived asset. Upward revisions in the amounts of estimated cash flows are discounted using the credit-adjusted risk-free rate applicable at the time of the revision. Downward revisions in the amount of estimated cash flows are discounted using the historical credit-adjusted risk-free rate when the original liability was recognized.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

(o)

Revenue recognition

Revenue arising from the sale of metals contained in concentrates is recognized when title and the significant risks and rewards of ownership of the concentrates have been transferred to the customer in accordance with the agreements entered into between the Company and its customers. The Company's metals contained in concentrates are provisionally priced at the time of sale based on the prevailing market price as specified in the sales contracts. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for the metals sold and result in an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of sales.

(p)

Stock-based compensation

The Company follows the fair value method with respect to stock-based awards to directors and employees, including options, awards that are direct awards of stock that call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this approach, stock-based awards are recognized as a compensation expense over the vesting period of the options or when the awards or rights are granted, with a corresponding credit to contributed surplus. With respect to options that vest over time, the fair value is amortized using the graded vesting attribution method and expensed on a monthly basis. When the stock options or rights are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(q)

Income taxes

The Company accounts for income taxes using the liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax based values. Future income tax assets and liabilities are measured using the tax rates substantively enacted when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in the statement of operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(r)

Income (loss) per share

Basic income (loss) per share is calculated using the weighted average number of common shares outstanding during the year. Diluted income per share is calculated using the treasury stock method. In applying the treasury-stock method, the assumed proceeds which would be received upon the exercise of outstanding stock options is used to calculate how many common shares could be purchased at the average market price during the year and cancelled. If the calculated result is dilutive, it is included in the diluted income per share calculation.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

(s)

Financial instruments – recognition and measurement / presentation and disclosure

Financial assets and financial liabilities are recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are required to be measured at fair value on initial recognition except for certain financial instruments that arise in related party transactions. Measurement in subsequent periods is dependent upon the classification of the financial instrument as held-for-trading, available-for-sale (“AFS”), loans and receivables, held-to-maturity, or other financial liabilities. The held-for-trading classification is applied when an entity is “trading” in an instrument or alternatively the standard permits that any financial instrument be irrevocably designated as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are added to the initial fair value of the related financial instrument.

Financial assets and financial liabilities classified as held-for-trading are measured at fair values with changes in those fair values recognized in net income. Financial assets classified as AFS are measured at fair value with changes in those fair values recognized in other comprehensive income. Financial assets classified as loans and receivables, held-to-maturity or other financial liabilities are measured at amortized cost using the effective interest rate method of amortization. Where a financial asset classified as AFS has a loss in value which is considered to be other than temporary, the loss is recognized in the statement of operations.

The Company’s financial assets and liabilities are classified as follows:

  Cash and cash equivalents are classified as held-for-trading and any period change in fair value is recorded in the consolidated statements of operations.

  Accounts receivable are classified as loans and receivables and are measured at amortized cost using the effective interest rate method.

  Investments are classified as AFS when they are acquired not for the purpose of near term selling or repurchasing. Any period change in fair value is recorded through other comprehensive income. Where the investment experiences an other- than temporary decline in value, the loss is recognized in the consolidated statements of operations.

  Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method.

  Derivative instruments including certain embedded derivatives separated from their host contracts are recorded at fair value.

(t)

Adoption of new accounting standards

Effective January 1, 2009 the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) accounting standards:

i.

Section 3064 – Goodwill and Intangible Assets

This new standard replaces the former CICA Section 3062 – Goodwill and Other Intangible Assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. Adoption of this standard did not have any material effect on the financial statements.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

ii.

Section 3855 – Financial Instruments Recognition and Measurement

Assessment of embedded derivatives upon reclassification

The CICA amended Section 3855 to clarify that, upon reclassification of a financial instrument out of the held-for-trading category, an assessment must be completed to determine whether an embedded derivative is required to be bifurcated. In addition, the amendment prohibits the reclassification of a financial instrument out of held-for-trading when the derivative embedded in the financial instrument cannot be separately measured from the host contract. The amendment is applicable to all reclassifications occurring after July 1, 2009. Adoption of this standard did not have any material effect on the financial statements.

Financial asset measurement categories and impairment

In August 2009, the CICA issued further amendments to Section 3855. The amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and the Company does not have the intent to sell the security immediately or in the near term. As a result, debt securities classified as loans will be assessed for impairment using the incurred credit loss model of Section 3025 to reduce the carrying value of a loan to its estimated realizable amount. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the amendments. Debt securities that are classified as AFS continue to be written down to their fair-value when the impairment is considered to be other-than-temporary. However, the impairment loss can be reversed if the fair value substantially increases and the increase can be objectively related to an event occurring after the impairment loss was recognized. Adoption of this standard did not have any material effect on the financial statements.

iii.

Section 3862 – Financial Instruments Disclosures

The CICA amended Section 3862 to enhance fair value and liquidity disclosures. The standard now requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels. Each level is based on the transparency of inputs to the valuation of the financial asset or liability as of the measurement date. Adoption of this standard did not have any material effect on the consolidated financial statements.

iv.

EIC-173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued an Emerging Issues Committee Abstract (“EIC”) on Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, EIC-173. This EIC discusses how an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments. Adoption of this standard did not have any material effect on the consolidated financial statements.

v.

EIC-174 – Mining Exploration Costs

In March 2009, the CICA issued EIC-174 on Mining Exploration Costs. This EIC provides guidance on the accounting and the impairment review of mining exploration costs. Adoption of this standard did not have any material effect on the consolidated financial statements.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

3.	NEW ACCOUNTING PRONOUNCEMENTS

Section 1582 – Business Combinations, Section 1601 Consolidated Financial Statements and Section 1602 Non-controlling Interests

These sections replace the former CICA Section 1581, Business Combinations and CICA Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These standards provide the Canadian equivalent to International Financial Reporting Standard IFRS 3R, Business Combinations. CICA Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011. The Company will adopt the requirements on the date specified in each respective section and is considering the impact of these standards on the consolidated financial statements.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise the following:

	2009	2008
Cash	$102,774	$153,952
Short term investments	38,801	15,746
	$141,575	$169,698

5.	INVENTORIES
Inventories comprise the following:

	2009	2008

Ore stockpiles	$3,884	$7,337
Concentrate stockpiles	2,168	6,546
Materials and supplies	21,467	26,198
	$27,519	$40,081

6.

MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment comprise the following:

	December 31, 2009
		Accumulated
		depreciation,
		depletion and
	Cost	amortization	Net
Mineral properties	$1,460,737	$561,121 $	899,616
Plant and equipment	489,527	182,676	306,851
Exploration properties	55,573	-	55,573
Assets under construction	48,247	-	48,247
	$2,054,084	$743,797 $	1,310,287

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

	December 31, 2008
		Accumulated
		depreciation,
		depletion and
	Cost	amortization	Net
Mineral properties	$1,356,513	$438,868	$917,645
Plant and equipment	406,248	134,925	271,323
Exploration properties	104,411	-	104,411
Assets under construction	58,205	-	58,205
	$1,925,377	$573,793	$1,351,584

During the year, the Company did not enter into any capital leases (2008 - $2.5 million).

7.

INVESTMENT IN TENKE FUNGURUME

	2009	2008
Balance, beginning of year	$1,576,743	$1,314,814
Advances	56,700	264,100
Share of equity income (loss)	297	(2,171)
Balance, end of year	$1,633,740	$1,576,743

The Company holds a 30% interest in TF Holdings (“TFH”) which in turn holds an 82.5% interest in a Congolese subsidiary company, Tenke Fungurume Mining Corp S.A.R.L (“TFM”). Freeport McMoRan Copper & Gold Inc. (“FCX”) holds the remaining 70% interest in TFH. TFM holds a 100% interest in the Tenke Fungurume copper/cobalt mine. The Company’s and FCX’s effective interest in TFM is 24.75% and 57.75% respectively. La Générale des Carrières et des Mines (“Gécamines”), a DRC Government-owned corporation owns a free-carried 17.5% interest. FCX is the operator of the project. The Company exercises significant influence over TFM. Accordingly, the Company uses the equity method to account for this investment.

During the year ended December 31, 2009, the Company made cash advances of $56.7 million to fund its portion of TFM expenditures. The Company has an off-balance sheet financing arrangement whereby FCX was responsible for funding the Company’s share of Phase I project development costs that were in excess of agreed budgets. The amounts were funded through loans from FCX to the project and are non-recourse to the Company.

During the year, $166.9 million was advanced by FCX to TFM to fund the Company’s share of the excess Phase I project development costs (on a cumulative basis, $223.5 million). These amounts will be repaid to FCX on a priority basis from future operating cash flows of TFM.

In 2007, the Government of DRC initiated a review of all mining contracts in the country. FCX as operator has been leading discussion with the Government in respect of the review. The Company believes the TFM agreements with the Government are legally binding, all related issues have been duly addressed under Congolese law and the overall fiscal terms as previously negotiated and incorporated into the Congolese Mining Convention as Amended and the TFM agreement terms exceed the requirements of the Congolese Mining Code. The discussion has not delayed project development activities, however, until the review is concluded, the Company’s investment is subject to uncertainty.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

8.

INVESTMENTS AND OTHER ASSETS

Investments and other assets include the following:

	2009	2008
AFS securities (a)	$39,539	$13,953
Other assets (b)	2,969	53,034
	$42,508	$66,987

a)

AFS securities

Investments in AFS securities consist of marketable securities which had a fair value of $39.5 million as at December 31, 2009 (2008 - $14.0 million). These investments consist of shares in publicly traded mining and exploration companies.

During the year ended December 31, 2009, the Company recognized a gain of $12.0 million (2008 - loss of $1.3 million) from the sale of AFS securities. Cash proceeds of $17.3 million were received (2008 - $48.9 million).

In 2008, management’s assessment of the significant decline in the value of its AFS securities was an other than temporary impairment (“OTTI”). As such, the Company recorded an impairment loss of $144.1 million. In 2009, there were no indications of OTTI.

The Company does not exercise significant influence over any of the companies in which investments in AFS securities are held, which in all cases, amounts to less than a 20% equity interest in any one company.

b)

Other assets

During the year, the Company completed the sale of its 49% interest in the Ozernoe zinc project in Russia for gross proceeds of $35.0 million. The sale terminates all of Lundin’s rights and obligations related to the project. Proceeds of $3.5 million were received upon closing with the remaining balance of $31.5 million to be received over a period to July 2010. Loss on the sale of investment of $18.7 million has been recorded.

9.

GOODWILL

The following table summarizes changes to the carrying value of goodwill:

	December 31, 2009
	EuroZinc	Rio Narcea	Total
Goodwill, beginning of year	$174,992	$67,527	$242,519
Effect of changes in foreign exchange rates	5,267	2,034	7,301
Goodwill, end of year	$180,259	$69,561	$249,820

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

	December 31, 2008
	EuroZinc	Rio Narcea	Total
Goodwill, beginning of year	$357,956	$145,969	$503,925
Impairment charges (Note 10)	(166,702)	(70,713)	(237,415)
Effect of changes in foreign exchange rates	(16,262)	(7,729)	(23,991)
Goodwill, end of year	$174,992	$67,527	$242,519

EuroZinc: Goodwill resulted from the acquisition of EuroZinc Mining Corporation (“EuroZinc”) in 2006, which includes primarily the mining operations of Neves-Corvo.

Rio Narcea: Goodwill resulted from the acquisition of Rio Narcea Gold Mines, Ltd (“Rio Narcea”) in 2007, which includes primarily the mining operations of Aguablanca.

10.

GOODWILL AND LONG-LIVED ASSETS IMPAIRMENT

During 2009, a write down of $53.0 million was recorded (after tax $37.1 million) related to the Salave gold project in northern Spain. The property was targeted for disposal at December 31, 2009 and subsequent to year-end, the Company entered into an agreement for the sale of the property (Note 27). In 2008, impairments of goodwill of $237.4 million and long-lived assets of $522.8 million, net of tax, were recognized due to significant metal price declines and general economic conditions.

11.

FUTURE INCOME TAXES

The reconciliation of income taxes computed at Canadian statutory tax rates to the Company’s income tax expense for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008

Combined basic federal and provincial rates	33.0%	33.5%
Income tax expense (recovery) based on statutory income tax rates	$23,244	$(284,030)
Effect of lower tax rates in foreign jurisdictions	(7,138)	(79,815)
Non-deductible and non-taxable items	(9,294)	226,468
Other	(10,081)	6,924
Income tax recovery	$(3,269)	$(130,453)

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

Temporary differences and loss carry-forwards which give rise to future income tax assets and liabilities as at December 31, 2009 and 2008 are as follows:

	2009	2008

Future income tax assets
Loss carry forwards	$101,345	$128,716
Mineral properties, plant and equipment	3,862	36,370
Investments	3,006	12,101
Asset retirement obligations and other mine closure costs	21,150	29,554
Reserves and provisions	13,678	17,112
Share issue costs	2,181	914
Other	8,972	7,404
	154,194	232,171
Valuation allowance	(85,487)	(180,069)
Future income tax assets	$68,707	$52,102

Future income tax liabilities
Mineral properties, plant and equipment	10,694	19,128
Mining rights	195,496	219,068
Reserves	21,628	18,913
Other	10,271	5,541
Future income tax liabilities	238,089	262,650

Net future income tax liability	$169,382	$210,548

As at December 31, 2009, the Company had accumulated non-capital losses as follows:

Year of expiry	Canada	Spain	Sweden	Ireland	Total

2010	$-	$-	$-	$-	$-
2011	4,142	-	-	-	4,142
2012	9,429	-	-	-	9,429
2013	-	-	-	-	-
2014 and thereafter	123,018	37,036	96,580	122,744	379,378
	$136,589	$37,036	$96,580	$122,744	$392,949

Non-capital loss carry forwards in Ireland and Sweden have an indefinite life.

12.

ACCRUED LIABILITIES

	2009	2008

Unbilled goods and services	$28,858	$19,496
Payroll obligations	11,242	12,295
Royalty payable	8,135	12,562
	$48,235	$44,353

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

13.

LONG-TERM DEBT AND CAPITAL LEASES

	2009	2008

Revolving credit facility (a)	$141,620	$266,652
Somincor debt (b)	38,713	38,692
Capital lease obligations (c)	4,693	4,715
Rio Narcea debt (d)	5,862	5,157
	190,888	315,216
Less: current portion due within one year	2,536	306,973
	$188,352	$8,243

The principal repayment obligations are scheduled as follows:

		Capital
	Debt	Leases	Total
2010	$1,255	$1,281	$2,536
2011	732	1,372	2,104
2012	181,588	1,127	182,715
2013	732	765	1,497
2014 and thereafter	1,888	148	2,036
Total	$186,195	$4,693	$190,888

Management estimates that the fair value of the Company’s long-term debt approximates its carrying value.

a)

During 2009, the Company executed a third amendment to its credit agreement resulting in a restructured facility with the following terms:

  Fully revolving credit facility of US$225 million with a term to May 2012;

  Interest at LIBOR plus 4.5% until March 2010 and from April 2010 at LIBOR plus 3.5% to 4.5% depending upon the leverage ratio of the Company. The effective interest rate at December 31, 2009 was 4.73%;

  Re-defined financial covenants including minimum tangible net worth, interest coverage ratio and leverage ratio;

  Security includes shares owned by the Company in its subsidiaries and material assets acquired; and

  Requirement that the facility be reduced if the Company's principal mining assets are disposed of in whole or in part.

b)

On December 17, 2009, the Company repaid 540,000 unsecured bonds with a nominal value of €50 each for a total of €27.0 million that were issued in 2004 by the Company’s wholly owned Portuguese subsidiary, Sociedade Mineira de Neves Corvo S.A. (“Somincor”). A three year commercial paper program was established to repay the bonds. The commercial paper has terms of a minimum of 7 days and a maximum of 1 year and bears interest at EURIBOR plus 2%. The effective interest rate at December 31, 2009 was 2.72% .

c)

Capital lease obligations relate to leases on mining equipment having lease terms of eight years with fixed interest rates between 7.03% to 8.01% .

d)

The Rio Narcea debt is an interest free loan extended by the Spanish Department of Trade, Industry and Commerce. It is repayable in equal annual installments of €0.5 million on December 15 of each year through 2017. The debt is recorded using an imputed interest rate of 4.3% .

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

14.

OTHER LONG-TERM LIABILITIES

Included in other long-term liabilities are grants received by Somincor of $9.8 million (€6.8 million) (2008 - $12.5 million or €9.0 million) from the Portuguese government and the European Union to promote capital investment. Based on expenditures made and achievement of certain goals a portion of this grant may not have to be repaid. The portion of the grant that is to be repaid may be interest free if it is to be repaid within two years from receipt of the grant. Otherwise, it will carry an interest of LIBOR plus 0.6% payable over a four year term.

During the year, $7.5 million (€5.2 million) was assessed to be non-repayable based on appropriate expenditure levels. This amount was credited to plant and equipment.

15.

DEFERRED REVENUE

The following table summarizes the changes in deferred revenue:

	2009	2008

Balance, beginning of year	$79,130	$98,341
Amortization on delivery of silver in concentrate	(5,689)	(6,796)
Effect of changes in foreign exchange rates	4,456	(12,415)
	77,897	79,130
Less: estimated current portion	5,667	3,465
Balance, end of year	$72,230	$75,665

a)

Neves-Corvo mine

The Company has an agreement to sell all of the silver contained in concentrate produced from its Neves-Corvo mine in Portugal to Silver Wheaton Corp (“Silver Wheaton”) (formerly Silverstone Resources Corp.). The Company received an up-front payment which is being recognized as revenue as silver is delivered under the contract and receives the lesser of $3.90 per ounce (subject to a 1% annual adjustment) and the market price per ounce of silver. The agreement extends to the earlier of September 27, 2057 and the end of mine life for the Neves-Corvo mine. (Note 22d)

b)

Zinkgruvan mine

The Company has an agreement with Silver Wheaton to deliver silver contained in concentrate from the Zinkgruvan mine in Sweden to Silver Wheaton. The Company received an up-front payment which is being recognized as revenue as silver is delivered under the contract and receives a payment of the lesser of  $3.90 per ounce (subject to adjustment based on changes in the US consumer price inflation index) and the market price per ounce of silver. (Note 22d)

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

16.

DERIVATIVE CONTRACTS

During 2009, the Company entered into multiple option collar arrangements for 49,905 tonnes of copper. No premiums were paid or received to establish the contracts under the net zero cost structure.

During the year ended December 31, 2009, the Company cash-settled 27,328 tonnes of the copper contracts, which resulted in a realized loss of $20.4 million.

As at December 31, 2009, contracts representing 22,577 tonnes of copper remain outstanding. The contracts expire monthly until July 2010. The remaining outstanding contracts have a weighted average floor price of $1.88 per pound and a weighted average maximum price of $2.61 per pound of copper. As at December 31, 2009, the fair value of the contracts and the corresponding unrealized loss was $41.1 million.

17.

PROVISION FOR PENSION OBLIGATIONS

The Company has calculated its liability relating to the defined benefit plan at the Zinkgruvan mine using the projected benefit pro-rated on services method. Actuarial assumptions used to determine benefit obligations as at December 31, 2009 and 2008 were as follows:

	2009	2008

Discount rate	4.0%	4.5%
Rate of salary increase	2.5%	2.5%
Long-term rate of inflation	0%	0%

Information about Zinkgruvan’s defined benefit and other retirement plans as at December 31, 2009 and 2008 are as follows:

	2009	2008

Accrued benefit obligation:
Balance, beginning of the year	$9,924	$12,194
Current service costs	858	761
Interest costs	442	568
Actuarial (gains) losses	(190)	258
Benefits paid	(790)	(785)
Effects of foreign exchange	1,993	(3,072)

Balance, end of the year	12,237	9,924
Adjustments of cumulative unrecognized actuarial losses	528	874
Unrecognized actuarial gains (losses)	190	(258)

Accrued benefit liability	12,955	10,540
Provision for indirect taxes on non-vested pension obligations	2,375	2,524
Pension obligations covered by insurance policies	1,055	1,295
Total provision for pension obligations	$16,385	$14,359

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

The defined benefit plan is unfunded and, accordingly, there are no plan assets and the Company made no contributions to the plan. The Company’s pension expense related to the defined benefit plan is as follows:

	2009	2008

Current service costs	$858	$761
Interest costs	442	568
Indirect taxes	315	322
Pension expense	$1,615	$1,651

In addition, the Company recorded a pension expense of $1.9 million (2008 - $2.3 million) relating to defined contribution plans.

18.

ASSET RETIREMENT OBLIGATIONS AND OTHER PROVISIONS

The asset retirement obligations (“ARO”) and other provisions relating to the operations of Neves-Corvo, Zinkgruvan, Aguablanca, Galmoy and Storliden mines, are as follows:

	Asset	Other Mine
	Retirement	Closure
	Obligations	Costs	Total

Balance, December 31, 2007	$107,380	$10,209	$117,589
Accretion	4,016	-	4,016
Accruals for services	-	21,915	21,915
Changes in estimates	(21,719)	-	(21,719)
Amounts arising from disposal	(769)	-	(769)
Effect of changes in foreign exchange rates	(6,281)	(1,410)	(7,691)
Payments	(3,811)	-	(3,811)

Balance, December 31, 2008	78,816	30,714	109,530
Accretion	4,984	-	4,984
Accruals for services	-	1,934	1,934
Changes in estimates	26,335	-	26,335
Effect of changes in foreign exchange rates	2,518	2,130	4,648
Payments	(6,009)	(14,638)	(20,647)
	106,644	20,140	126,784
Less: current portion due within one year	5,606	224	5,830
	$101,038	$19,916	$120,954

At December 31, 2009, the asset retirement obligation at the Neves-Corvo mine is based on the estimated undiscounted future site restoration costs of $79.3 million (€55.3 million) and a credit-adjusted risk-free interest rate of 4.75% . There was a change in estimate during 2009, which increased the carrying value of the asset retirement obligation and the related asset by $19.6 million. The Company expects the payments for site restoration costs to be incurred during the last 10 years preceding the closure of the Neves-Corvo mine which is estimated as 2022 or end of mine life. For the year ended December 31, 2009, the Company recorded an accretion expense of $2.8 million (2008 - $1.6 million). The asset retirement obligation for the Neves-Corvo mine was $65.2 million (2008 - $48.2 million).

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

The asset retirement obligation at the Zinkgruvan mine at December 31, 2009 was $13.4 million (December 31, 2008 - $11.6 million). This was based on estimated undiscounted future site restoration costs of $33.3 million (SEK 240.1 million) and a credit-adjusted risk-free interest rate of 5.5% . The Company expects the future reclamation costs to be incurred subsequent to the end of the mine life which is estimated as 2027 or end of mine life. The Company has posted environmental bonds in the amount of $11.1 million (SEK 80 million), to be followed by additional bonds of $2.24 million (SEK 16.2 million) and $1.39 million (SEK 10.0 million) in 2016 and 2024 respectively.

The future site restoration and mine closure costs at the Aguablanca mine were determined based on the current life of mine plan, estimated undiscounted future site restoration costs of $15.9 million (€11.1 million) for the mine using a credit-adjusted risk-free interest rate of 5.0% . There was a change in estimate during 2009, which increased the carrying value of the asset retirement obligation and the related asset by $12.0 million. The asset retirement obligation including severance for the Aguablanca mine at December 31, 2009 totaled $23.8 million (December 31, 2008 - $11.0 million). The ARO is expected to be settled in 2014 and 2015.

The asset retirement obligation at the Galmoy mine as at December 31, 2009 was $11.6 million (2008 - $15.1 million), which was based on an undiscounted asset retirement obligation of $16.3 million (€11.4 million) and a credit-adjusted risk-free interest rate of 5.5% . There was a change of estimate in the amount of $4.8 million during 2009. Cash payments of $14.6 million for severance related closure costs and $4.7 million for site restoration costs were made in 2009. Remaining expenditures for site restoration costs are expected to be incurred over the period to 2011. For the year ended December 31, 2009, the Company recorded an accretion expense of $0.9 million (2008 - $0.8 million) and a recovery of $0.9 million (2008 - $13.9 million) for other mine closure costs which include government subsidies.

19.

SHARE CAPITAL

(a)

Authorized and issued shares

The authorized share capital consists of an unlimited number of voting common shares with no par value and one special non-voting share with no par value of which 579,592,464 voting common shares (2008 – 487,433,771) are issued and fully-paid.

On April 27, 2009, the Company issued 92 million common shares at a price of C$2.05 per share by way of a short form prospectus offering for aggregate gross proceeds to the Company of $155.8 million (C$188.6 million). Net proceeds were $148.8 million.

On December 11, 2008, the Company completed a private placement, resulting in HudBay Minerals Inc. ("HudBay") subscribing for 96,997,492 common shares in the capital of the Company, at a price of C$1.40 per share, for aggregate gross proceeds to the Company of approximately C$135.8 million. On May 11, 2009, Hudbay sold the shares with consent from the Company.

(b)

Stock options

The Company has an incentive stock option plan (the “Plan”) available for certain employees, directors and officers to acquire shares in the Company. The term of any options granted are fixed by the Board of Directors and may not exceed ten years from the date of grant.

Option pricing models require the input of highly subjective assumptions including the expected price volatility and expected life. Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

The Company uses the fair value method of accounting for all stock-based payments to employees, directors and officers. Under this method, the Company recorded a stock compensation expense of $5.6 million for 2009 (2008 - $9.9 million) with a corresponding credit to contributed surplus. The fair value of the stock options granted at the date of the grant using the Black-Scholes pricing model assumes risk-free interest rates of 0.8% to 1.2% (2008 - 2.6% to 3.8%) , no dividend yield, expected life of 1.5 to 2.1 years (2008 - 1.5 to 4.3 years) with an expected price volatility ranging from 79% to 101% (2008 - 47% to 69%). As at December 31, 2009, there was $1.7 million of unamortized stock compensation expense (2008 - $8.3 million).

The continuity of incentive stock options issued and outstanding during 2009 and 2008 is as follows:

		Weighted
	Number of	average exercise
	Options	price (CAD$)

Outstanding, December 31, 2007	6,117,828	$11.84
Granted during the year	6,176,040	4.97
Cancelled/forfeited during the year	(1,104,000)	12.36
Exercised during the year	(97,848)	6.44

Outstanding, December 31, 2008	11,092,020	8.01
Granted during the year	1,448,334	2.79
Cancelled/forfeited during the year	(3,345,651)	8.75
Exercised during the year	(23,333)	2.67
Outstanding, December 31, 2009	9,171,370	$6.93

During the year ended December 31, 2009, the Company granted 1,448,334 incentive stock options to employees and officers at a weighted average exercise price of CAD $2.79 per share that expire between December 31, 2011 and April 22, 2012. In 2008, the Company granted 6,176,040 incentive stock options to employees and officers at a weighted average exercise price of CAD $4.97 per share that expire between August 5, 2011 and December 31, 2013. The exercise price for each of the options granted during 2009 and 2008 was based on the closing stock price on the date of grant.

The following table summarizes options outstanding as at December 31, 2009, as follows:

	Outstanding Options			Exercisable Options

		Weighted	Weighted		Weighted
		Average	Average		Average	Weighted
	Number of	Remaining	Exercise	Number of	Remaining	Average
Range of exercise	Options	Contractual	Price	Options	Contractual	Exercise
prices (CAD$)	Outstanding	Life (Years)	(CAD$)	Exercisable	Life (Years)	Price (CAD$)
$1.24 to $4.41	1,469,010	2.3	$2.76	599,557	2.2	$2.87
$4.42 to $5.80	3,975,000	2.9	4.44	637,200	1.9	4.56
$5.81 to $9.62	741,960	2.7	8.25	561,615	2.5	8.35
$9.63 to $12.73	752,200	2.2	9.93	752,200	2.2	9.93
$12.74 to $13.75	2,233,200	2.7	12.81	2,219,200	2.7	12.80
	9,171,370	2.7	$6.97	4,769,772	2.44	$9.48

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

In 2009, 23,833 options (2008 - 97,848) and 135,360 stock appreciation rights (2008 - nil) were exercised. This resulted in the issuance of 158,693 common shares (2008 - 97,848).

The incremental shares added to the basic weighted average number of commons shares to arrive at the fully diluted number of shares for the year ended December 31, 2009 relate to the outstanding in-the-money stock options.

(c)

Stock appreciation rights

There were 171,360 stock appreciation rights issued and outstanding as at December 31, 2009 (2008 - 306,720 issued and outstanding)

The stock appreciation rights are recorded as a current liability and are adjusted based on the Company’s closing stock price at the end of each reporting period. There was no liability related to the stock appreciation rights as at December 31, 2009 and 2008.

All stock appreciation rights are fully vested and exercisable.

20.

DISCONTINUED OPERATIONS

Pirites Alentejanas SA

On December 23, 2008, the Company announced that it had entered into an agreement of purchase and sale for the sale of its wholly-owned subsidiary Pirites Alentejanas SA (“PA”). The transaction was completed on February 5, 2009.

The results of the discontinued operations for the years ended December 31 were as follows:

	2009	2008
General exploration and project investigation	$-	$(2,918)
Interest and bank charges	-	(140)
Foreign exchange gain	-	245
Gain on forward sales contracts	-	3,131
Impairment of property and equipment	-	(210,472)
Gain on disposition	5,573	-
Other income and expenses	-	(887)
Current income tax expense	-	(18)
Future income tax expense	-	(26,008)
Loss from discontinued operations	$5,573	$(237,067)

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

The following table details the assets and liabilities related to the discontinued operations as at December 31, 2008:

2008
Cash and cash equivalents	$594
Accounts receivable	4,405
Inventories	3,439
Prepaid expenses	345
Mineral properties, plant and equipment	55,157
Assets of discontinued operations	$63,940

Accounts payable and accrued liabilities	10,514
Accrued liabilities	15,126
Current portion of long term debt and capital leases	262
Deferred revenue	55,157
Asset retirement obligation and other provisions	25,494
Liabilities of discontinued operations	$106,553

21.

SEGMENTED INFORMATION

The Company is engaged in mining, exploration and development of mineral properties, primarily in Portugal, Spain, Sweden, Ireland and the DRC. The Company has reportable segments as identified by the individual mining operations at each of its operating mines as well as its significant investment in the Tenke Fungurume Mine. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative factors, whereby its revenues or assets comprise 10% or more of the total revenues or assets of the Company.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

Segmented Information - Operational
For the year ended December 31, 2009

					Tenke
	Neves Corvo	Zinkgruvan	Aguablanca	Galmoy	Fungurume		Other		Total
Sales	$448,742	$137,281	$125,146	$34,820	$-		$-		$745,989

Income (loss) before undernoted	263,361	74,775	48,854	12,480	-		(26,309)		373,161
Depreciation, depletion and amortization	(126,469)	(15,654)	(27,018)	(71)	-		(792)		(170,004)
General exploration and project investigation	(16,340)	(57)	(948)	-	-		(5,300)		(22,645)
Interest and bank charges	(1,930)	(299)	(1,186)	-	-		(11,612)		(15,027)
Foreign exchange (loss) gain	(5,341)	(2,160)	1,448	(215)	-		20,698		14,430
Loss on derivative contracts	(61,496)	-	-	-	-		-		(61,496)
Income from equity investment in Tenke Fungurume	-	-	-	-	297		-		297
Goodwill and long-lived assets impairment	-	-	-	-	-		(53,042)		(53,042)
Gain on sale of AFS securities	-	-	-	-	-		11,951		11,951
Loss on sale of investment	-	-	-	-	-		(18,661)		(18,661)
Other income and expenses	(874)	959	5,285	508	(1,500)		1,522		5,900
Income tax (expense) recovery	(17,683)	(2,090)	10,790	(314)	-		12,566		3,269
Net income (loss) from continuing operations	33,228	55,474	37,225	12,388	(1,203)		(68,979)		68,133
Gain from discontinued operations	-	-	-	-	-		5,573		5,573
Net income (loss)	$33,228	$55,474	$37,225	$12,388	$(1,203	) $	(63,406	) $	73,706

Capital assets*	$1,044,360	$190,330	$68,315	$6,243	$1,633,740 $		1,039 $		2,944,027
Total segment assets	$1,463,122	$321,232	$234,972	$38,614	$1,633,740 $		48,463 $		3,740,143
Capital expenditures	$86,552	$36,151	$5,346	$208	$56,700 $		62 $		185,019

For the year ended December 31, 2008

					Tenke
	Neves Corvo	Zinkgruvan	Aguablanca	Galmoy	Fungurume	Other	Total
Sales	$497,936	$123,508	$120,280	$69,831	$-	$23,739	$835,294

Income (loss) before undernoted	291,831	57,238	22,231	(7,218)	-	(40,834)	323,248
Depreciation, depletion and amortization	(94,709)	(19,967)	(63,440)	(23,094)	-	(1,107)	(202,317)
General exploration and project investigation	(18,563)	4	(9,076)	(2,722)	-	(8,519)	(38,876)
Interest and bank charges	(3,834)	(237)	(1,216)	(8)	-	(9,430)	(14,725)
Foreign exchange gain (loss)	7,484	2,297	(2,190)	(7)	-	(22,310)	(14,726)
Gain (loss) on derivative contracts	-	257	-	-	-	(348)	(91)
Loss from equity investment in Tenke Fungurume	-	-	-	-	(2,171)	-	(2,171)
Goodwill and long-lived asset impairment	(166,702)	-	(411,136)	(78,572)	-	(103,778)	(760,188)
Impairment of AFS securities	(5,045)	-	(63,885)	-	-	(75,147)	(144,077)
Loss on sale of AFS securities	-	-	-	-	-	(1,320)	(1,320)
Other income and expenses	839	1,315	(233)	1,523	-	1,352	4,796
Income tax (expense) recovery	(40,449)	(2,350)	103,584	(6,825)	-	76,493	130,453
Net (loss) income from continuing operations	(29,148)	38,557	(425,361)	(116,923)	(2,171)	(184,948)	(719,994)
Loss from discontinued operations	-	-	-	-	-	(237,067)	(237,067)
Net (loss) income	$(29,148)	$38,557	$(425,361)	$(116,923)	$(2,171)	$(422,015)	$(957,061)

Capital assets*	$1,110,874	$158,177	$127,985	$7,327	$1,576,743	$2,380	$2,983,486
Total segment assets	$1,420,353	$280,953	$235,431	$39,568	$1,576,743	$151,454	$3,704,502
Capital expenditures	$199,716	$44,772	$7,600	$6,374	$264,100	$13,269	$535,831

* Capital assets consist of mineral exploration and development properties, property, plant and equipment, and investments in Tenke Fungurume.
Capital assets from discontinued operations are included in the "Other" segment.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

Segmented Information - Geographical
For the year ended December 31, 2009

	Portugal	Sweden	Spain	Ireland	DRC	Other	Total
Sales	$448,742	$137,281	$125,146	$34,820	$-	$-	$745,989

Income (loss) before undernoted	263,361	71,747	48,852	12,480	-	(23,279)	373,161
Depreciation, depletion and amortization	(126,564)	(15,831)	(27,018)	(71)	-	(520)	(170,004)
General exploration and project investigation	(15,974)	(1,299)	(1,030)	(3,403)	-	(939)	(22,645)
Interest and bank charges	(1,943)	(5,408)	(1,186)	-	-	(6,490)	(15,027)
Foreign exchange (loss) gain	(5,342)	4,764	1,448	(215)	-	13,775	14,430
Loss on derivative contracts	(61,496)	-	-	-	-	-	(61,496)
Income from equity investment in Tenke Fungurume	-	-	-	-	297	-	297
Goodwill and long-lived asset impairment	-	-	(53,042)	-	-	-	(53,042)
Gain on sale of AFS securities	-	315	-	-	-	11,636	11,951
Loss on sale of investment	-	(18,661)	-	-	-	-	(18,661)
Other income and expenses	(1,994)	484	5,285	508	(1,500)	3,117	5,900
Income tax (expense) recovery	(17,661)	(4,146)	26,703	(314)	-	(1,313)	3,269
Net income (loss) from continuing operations	32,387	31,965	12	8,985	(1,203)	(4,013)	68,133
Gain from discontinued operations	5,573	-	-	-	-	-	5,573
Net income (loss)	$37,960	$31,965	$12	$8,985	$(1,203)	$(4,013)	$73,706

Capital assets*	$1,043,362	$191,257	$68,315	$6,243	$1,633,740	$1,110	$2,944,027
Total segment assets	$1,462,339	$307,791	$234,988	$38,614	$1,633,740	$62,671	$3,740,143
Capital expenditures	$86,559	$36,159	$5,346	$208	$56,700	$47	$185,019

For the year ended December 31, 2008	Portugal	Sweden	Spain	Ireland	DRC	Other	Total
Sales	$497,936	$147,247	$120,280	$69,831	$-	$-	$835,294

Income (loss) before undernoted	291,831	50,609	21,835	(7,218)	-	(33,809)	323,248
Depreciation, depletion and amortization	(94,827)	(20,497)	(63,440)	(23,094)	-	(459)	(202,317)
General exploration and project investigation	(16,978)	(9,233)	(9,437)	(2,722)	-	(506)	(38,876)
Interest and bank charges	(3,877)	(5,255)	(1,234)	(8)	-	(4,351)	(14,725)
Foreign exchange gain (loss)	6,325	(6,399)	(2,173)	(7)	-	(12,472)	(14,726)
Loss on derivative contracts	-	(91)	-	-	-	-	(91)
Income from equity investment in Tenke Fungurume	-	-	-	-	(2,171)	-	(2,171)
Goodwill and long-live asset impairment	(166,702)	-	(411,136)	(78,572)	-	(103,778)	(760,188)
Impairment of AFS securities	(5,045)	-	(63,885)	-	-	(75,147)	(144,077)
Loss on sale of AFS securities	-	-	-	-	-	(1,320)	(1,320)
Other income and expenses	1,351	3,301	(119)	1,523	-	(1,260)	4,796
Income tax (expense) recovery	(41,160)	54,799	103,587	(6,825)	-	20,052	130,453
Net (loss) income from continuing operations	(29,082)	67,234	(426,002)	(116,923)	(2,171)	(213,050)	(719,994)
Loss from discontinued operations	(237,067)	-	-	-	-	-	(237,067)
Net loss (income)	$(266,149)	$67,234	$(426,002)	$(116,923)	$(2,171)	$(213,050)	$(957,061)

Capital assets*	$1,111,280	$158,556	$127,985	$7,327	$1,576,743	$1,595	$2,983,486
Total segment assets	$1,421,332	$301,582	$235,906	$39,568	$1,576,743	$129,371	$3,704,502
Capital expenditures	$199,716	$44,772	$7,600	$6,374	$264,100	$13,269	$535,831

* Capital assets consist of mineral exploration and development properties, property, plant and equipment, and investments in Tenke Fungurume.
Capital assets from discontinued operations are in Portugal.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

22.

COMMITMENTS AND CONTINGENCIES

a)

The Company’s wholly-owned subsidiary, Somincor, has entered into the following commitments:

i.

Royalty payments under a fifty year concession agreement to pay the greater of 10% of net income or 0.75% of mine-gate production revenue. Royalty costs for the year ended December 31, 2009 were $6.7 million (2008 - $3.4 million);

ii.

Port facilities rental payable to the port authority of Setubal and Sesimbra, Portugal for a thirty-year period beginning in 1996 at an annual cost of $0.2 million per year;

iii.

Use of the railways under a railway transport agreement for ten years expiring in November 2010 at an estimated annual cost of $4.5 million per year;

iv.

Setubal bulk terminal land and use license commitments totaling approximately $0.7 million per year for the duration of the life of the terminal facilities.

b)

Royalty payments relating to the Aguablanca mine are 2% of net sales. Royalty costs for the year ended December 31, 2009 were $2.5 million (2008 - $2.3 million)

c)

A Swedish bank issued a bank guarantee to the Swedish authorities in the amount of $11.1 million (SEK 80.0 million) relating to the future reclamation costs at the Zinkgruvan mine. The Company has agreed to indemnify the Swedish bank for this guarantee.

d)

As disclosed in Note 15, under agreements with Silver Wheaton, the Company has agreed to deliver all future production of silver contained in concentrate produced from the Zinkgruvan and Neves-Corvo mines. The Silver Wheaton agreement with the Zinkgruvan mine includes a guaranteed minimum delivery of 40 million ounces of silver over an initial 25 year term. If at the end of the initial term the Company has not met its minimum obligation, it must pay $1.00 to Silver Wheaton for each ounce of silver not delivered. An aggregate total of 9,336,989 ounces has been delivered since the inception of the contract in 2004.

e)

Bonus transfer payments of $3.0 million are to be made on the first and second anniversaries of commercial production of the Tenke Fungurume Mine.

f)

The Company provides certain letters of credit and guarantees for $10.3 million worth of contracts entered into by TFM. These letters of credit expire between 2010 and 2012.

g)

The Company is a party to certain contracts relating to leases, office rent and capital commitments. Future minimum payments under these agreements as at December 31, 2009 are as follows:

2010	$2,243
2011	2,050
2012	1,401
2013	497
2014 and thereafter	1,762
Total	$7,953

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

23.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of certain financial instruments maturing in the short-term approximates their fair value. These financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company calculates fair values based on the following methods of valuation and assumptions:

Embedded derivatives in trade receivables – The fair values of embedded derivatives on provisional sales are valued using quoted market prices based on forward LME price;

AFS securities – The fair value of AFS securities is based on quoted market price;

Derivative contracts – The fair value is determined using a valuation model that incorporates the prevailing forward price of interest rates and the price and volatility of the commodity; and

Long-term debt and other long-term liabilities – The Company considers fair value to equal carrying value which is equivalent to the amount payable on the consolidated balance sheet dates.

CICA Handbook Section 3862 requires disclosure of a three level hierarchy for fair value measurements based upon transparency of inputs to the valuation of a financial asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – Quoted market price in active markets for identical assets or liabilities
Level 2 – Inputs other than quoted market prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
Level 3 – Inputs for the assets or liabilities that are not based on observable market data

	Level 1	Level 2	Level 3
Embedded derivatives in trade receivables	$23,734	$-	$-
AFS securities	39,539	-	-
Derivative contracts	-	(40,557)	-

	$63,273	$(40,557)	$-

The carrying values of the financial instruments approximate their fair values.

24.

MANAGEMENT OF FINANCIAL RISK

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, foreign exchange risk, commodity price risk and interest rate risk.

Concentration of credit risk
The exposure to credit risk arises through the failure of a customer or another third party to meet its contractual obligations to the Company. The Company believes that its maximum exposure to credit risk as at December 31, 2009 is the carrying value of its trade receivables.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

Concentrate produced at the Company’s Neves-Corvo, Zinkgruvan and Galmoy mines is sold to a small number of strategic customers with whom the Company has established long-term relationships. Limited amounts are occasionally sold to metals traders on an ad hoc basis. Production from the Aguablanca mine is sold to a trading company under a long term contract expiring in April 2010. The payment terms vary and provisional payments are normally received within 2-4 weeks of shipment, in accordance with industry practice, with final settlement up to four months following the date of shipment. Sales to metals traders are made on a cash up-front basis. The failure of any of the Company’s strategic customers could have a material adverse effect on the Company’s financial position. For the year ended December 31, 2009, the Company derives approximately 52% (2008 - 60%) of its revenue from five (2008 - three) major customers.

Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations.

The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. The Company has in place a three-year, fully revolving credit facility to meet its cash flow needs (Note 13).

The maturities of the Company’s financial liabilities are as follows:

	Within 1 year	1 to 5 years
Accounts payable and accrued liabilities	$107,708	$-
Derivative contracts	40,557	-
Long-term debt	1,255	184,940
Outstanding, December 31, 2009	$149,520	$184,940

Foreign exchange risk
Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Company’s risk management objective is to reduce cash flow risk related to foreign denominated cash flows. The Company is exposed to currency risk related to changes in rates of exchange between the US dollar and the local currencies of the Company’s principal operating subsidiaries. The Company’s revenues and certain debt are denominated in US dollars, while most of the Company’s operating and capital expenditures are denominated in the local currencies. A significant change in the currency exchange rates between the US dollar and foreign currencies could have a material effect on the Company’s net income and on other comprehensive income.

As at December 31, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars but held by group companies that report in Euros, Swedish Krona and Canadian dollars:

US Dollar

Cash and cash equivalents	$77,615
Other working capital items	$168,752
Long-term debt	$(145,200)

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

Commodity price risk
The Company is subject to price risk associated with fluctuations in the market prices for metals.

The Company may, at its election, use forward or derivative contracts to manage its exposure to changes in commodity prices, the use of which is subject to appropriate approval procedures. As at December 31, 2009, the Company has outstanding contractual obligations for 22,577 tonnes of copper which expire monthly until July 2010 (Note 16). The Company is also subject to price risk on its derivatives profile and on the final settlement of its trade receivables.

The sensitivity of the Company’s financial instruments recorded as at December 31, 2009 before considering the effect of increased metal prices on smelter treatment charges is as follows:

	Price on		Effect on
	December 31, 2009		pre-tax earnings
	($US/tonne)	Change	($ millions)
Copper	7,346	+10%	16.1
Zinc	2,570	+10%	4.5
Lead	2,395	+10%	2.9
Nickel	18,480	+10%	6.6

Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s exposure to interest rate risk arises both from the interest rate impact on its cash and cash equivalents as well as on its debt facilities. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any short-term investments included in cash and cash equivalents as they are generally held to maturity with large financial institutions. The Company does not own any asset-backed commercial paper.

As at December 31, 2009, holding all other variables constant and considering the Company’s outstanding debt of $190.9 million, a 1% change in the interest rate would result in an approximate $1.8 million interest expense on an annualized basis.

25.

MANAGEMENT OF CAPITAL RISK

The Company’s objectives when managing its capital include ensuring a sufficient combination of positive operating cash flows and debt and equity financing in order to meet its ongoing capital development and exploration programs in a way that maximizes the shareholder return given the assumed risks of its operations while at the same time safeguarding the Company’s ability to continue as a going concern. The Company considers the following items as capital: shareholders’ equity and long-term debt.

Through the ongoing management of its capital, the Company will modify the structure of its capital based on changing economic conditions in the jurisdictions in which it operates. In doing so, the Company may issue new shares or debt, buy back issued shares or pay off any outstanding debt, or make changes to its portfolio of strategic investments. The Company’s current policy is to not pay out dividends but to reinvest its earnings in the business.

LUNDIN MINING CORPORATION
Notes to consolidated financial statements
For the years ended December 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, except for share and per share amounts)

Planning, including life-of-mine plans, annual budgeting and controls over major investment decisions are the primary tool used to manage the Company’s capital. Updates are made as necessary to both capital expenditure and operational budgets in order to adapt to changes in risk factors of proposed expenditure programs and market conditions within the mining industry.

The net debt to shareholders’ equity as at December 31, 2009 and 2008 is calculated as follows:

	2009	2008
Debt and capital leases - current and long-term	$190,888	$315,216
Less: Cash and cash equivalents	(141,575)	(169,698)
	49,313	145,518
Shareholders' Equity	$2,915,242	$2,603,724
Net debt to Shareholders' Equity	1.7%	5.6%

26.

SUPPLEMENTAL CASH FLOW INFORMATION

	2009	2008
Changes in non-cash working capital items consist of:
Accounts receivable and other current assets	$(34,839)	$41,846
Accounts payable and other current liabilities	(64,417)	(92,495)
	$(99,256)	$(50,649)

Operating activities included the following cash payments
Interest paid	$15,487	$11,464
Income taxes paid	$37,794	$142,501

27.

SUBSEQUENT EVENTS

On February 10, 2010, the Company announced that it entered into an agreement for the sale of the Salave gold project in northern Spain. Upon closing the Company will receive an up-front payment of €500,000 and 5,296,688 shares in the purchaser, Dagilev Capital Corp (“DCC”) representing 19.99% of the issued and outstanding shares of DCC immediately following the completion of the transaction. The Company is also entitled to contingent consideration of €20 million, to be received upon the receipt by DCC of all necessary approvals to construct and operate an open pit mining operation to produce a minimum of 800,000 ounces of gold. The sale is conditional on several factors being satisfied in addition to regulatory approvals. If underlying conditions are satisfied, the sale is expected to close on or about March 17, 2010.

The project was acquired by the Company in August 2007 through its purchase of Rio Narcea and assessed a fair value of €35 million at that time. The Company has assessed the carrying value in relation to an estimate of the fair value of the proceeds to be received at the date of closing and has recorded a write-down of $53.0 million ($37.1 million after tax) to reflect the estimated impairment as at December 31, 2009.